EXHIBIT 12.1

	Six Months
	Ended September 30,	Fiscal Year Ended March 31,
	2015	2015	2014	2013	2012
Earnings: (1)
Earnings before income taxes	98,725	252,927	181,804	84,096	21,912
Add: Fixed charges	9,350	16,631	18,171	15,791	17,769
Add: Amortization of capitalized interest and FIN 48 Interest	268	(3,311)	1,177	945	(367)
Add: Cash distributions from equity method investments	17,250	40,375	37,750	28,500	23,250
Subtract: Income from equity method investments	(19,510)	(44,967)	(37,811)	(32,507)	(28,528)
Total Earnings	106,083	261,655	201,091	96,825	34,036

Fixed Charges: (2)
Interest expense	8,828	15,590	17,646	15,467	17,530
Interest component of rent expense	522	1,041	525	324	239
Total Fixed Charges	9,350	16,631	18,171	15,791	17,769

Ratio of Earnings to Fixed Charges	11.3x	15.7x	11.1x	6.1x	1.9x

(1)	Earnings represent earnings before income taxes and before income from equity method investments plus: (a) fixed charges; and (b) cash distributions from equity method investments.
(2)

Fixed charges include: (a) interest expense, whether expensed or capitalized, less interest accrued for uncertain tax positions; and (b) the portion of operating rental expense which management believes is representative of the interest component of rent expense.